EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF SCIENTIFIC-ATLANTA

Name	Jurisdiction of Organization	Names Under which Subsidiary Does Business
SAMMEX, L.P.	Texas	SAMMEX, L.P.
Scientific-Atlanta Financial Enterprises, L.L.C.	Georgia	Scientific-Atlanta Financial Enterprises, L.L.C.